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EXHIBIT 21

Subsidiaries of the Company:

Name	Jurisdiction of Incorporation
April Corporation	Colorado
Beazer Homes Corp.	Tennessee
Beazer Homes Holdings Corp.	Delaware
Beazer Homes Sales Arizona, Inc.	Delaware
Beazer Homes Texas Holdings, Inc.	Delaware
Beazer Homes Texas, LP	Texas
Beazer Mortgage Corporation	Delaware
Beazer Realty Corp.	Georgia
Beazer Realty, Inc.	New Jersey
Beazer SPE LLC	Georgia
Beazer/Squires Realty, Inc.	North Carolina
Homebuilders Title Services of Virginia, Inc.	Virginia
Homebuilders Title Services, Inc.	Delaware
Seabrook Homes, Inc	Florida
Security Title Insurance Company, Inc.	Vermont
Texas Lone Star Title, LP	Texas
United Home Insurance Co.	Vermont
Universal Solutions Insurance Agency, Inc.	Delaware

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  EXHIBIT 21